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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                           --------------------------


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)


                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                           --------------------------


                                    501940100
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                 APRIL 26, 2004
             (Date of event which requires filing of this statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                Page 1 of 4 Pages
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CUSIP No. 50194100                      13D                Page 2 of 4 Pages

  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STUART A. MILLER

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
  3.    SEC USE ONLY

  4.    SOURCES OF FUNDS

        NOT APPLICABLE

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                            [ ]

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        US

                  7.   SOLE VOTING POWER

  NUMBER OF            9,568,910
    UNITS
 BENEFICIALLY     8.   SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING       9.   SOLE DISPOSITIVE POWER
 PERSON WITH
                       9,568,910

                 10.   SHARED DISPOSITIVE POWER


  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,568,910

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.9%

  14.   TYPE OF REPORTING PERSON

        IN

                                       2
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

      On April 26, 2004 Stuart Miller owned 409,833 shares of common stock (including 210,000 restricted shares and 83 shares he held through the Company's savings plan) and 100,000 shares of Class B Common Stock, and held options to purchase 199,855 shares of common stock, of which options to purchase 87,913 shares were exercisable or would become exercisable within 60 days.

         On April 26, 2004, the Partnership transferred 333,333 shares of Class B common stock to The LM Stuart Miller Irrevocable Trust u/a 10/6/94 and an additional 333,333 shares of Class B common stock to The LM Leslie Saiontz Irrevocable Trust u/a 10/6/94. This transaction reduced the number of shares Stuart Miller was the beneficial owner of through MFA Limited Partnership by 666,666 shares but made him the beneficial owner of 333,333 additional shares through The LM Stuart Miller Irrevocable Trust u/a 10/6/94, reducing the total number of shares of common stock of which Stuart Miller was the beneficial owner to 9,568,910 shares.

      Giving effect to the conversion into common stock of all the shares of Class B Common Stock held by Stuart Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Stuart Miller which were exercisable on April 26, 2004, or would become exercisable within 60 days after that, and based upon the information as to outstanding shares contained in the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 (19,952,871 shares of common stock), the shares of common stock of which Stuart Miller is the beneficial owner constitute 32.9% of the outstanding shares of common stock.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2004



                                          /s/ Stuart A. Miller
                                          -----------------------------------
                                          Stuart A. Miller


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